UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                 Net2Phone, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, Par Value $.01 Per Share                            64108N106
- --------------------------------------------------------------------------------
 (Title of Class of Securities)                                 (CUSIP Number)


    Richard Cotton, Esq., National Broadcasting Company, Inc., 30 Rockefeller
                 Plaza, New York, New York, 10112 (212) 664-4000
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               September 21, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106               PAGE 2  OF 13 PAGES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GE Capital Equity Investments, Inc.                         06-1268495
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                         (a) [ ]

                                                                        (b) [x]

- --------------------------------------------------------------------------------
   3     SEC USE ONLY
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*


         WC
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
- --------------------------------------------------------------------------------
- ---------------------- ------- -------------------------------------------------
                         7     SOLE VOTING POWER


      NUMBER OF                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,332,333
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                1,285,833
- ----------------------- ------- ------------------------------------------------
- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,637,581
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.1%**
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*


         CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Common Stock and Class A Stock of the Issuer is 5.5%. The foregoing percentages are based upon the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                              PAGE 3 OF 13 PAGES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Capital Corporation                      13-1500700
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                          (a) [ ]

                                                                         (b) [x]

- --------------------------------------------------------------------------------
   3     SEC USE ONLY
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*


         WC
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                [ ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
- --------------------------------------------------------------------------------
- ---------------------- ------- -------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,322,333
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                1,285,833
- ---------------------- ------- -------------------------------------------------
- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,637,581
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.1%**
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*


         CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Common Stock and Class A Stock of the Issuer is 5.5%. The foregoing percentages are based upon the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                        PAGE 4  OF  13   PAGES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         National Broadcasting Company, Inc.                     14-1682529
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a) [ ]

                                                                 (b) [x]

- --------------------------------------------------------------------------------
   3     SEC USE ONLY
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*


         WC
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                [ ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
- --------------------------------------------------------------------------------
- ---------------------- ------- -------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,332,333
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                1,046,500
- ----------------------- ------- ------------------------------------------------
- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,637,581
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.1%
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*


         CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                                   PAGE  5  OF  13 PAGES
- --------------------------------------------------------------------------------

- --------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          General Electric Capital Services, Inc.                   06-1095035
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                    (a) [ ]

                                                                    (b) [x]

- --------- ----------------------------------------------------------------------
   3      SEC USE ONLY
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          Not Applicable
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
- --------- ----------------------------------------------------------------------
- ----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 Disclaimed (See 11 below)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                Disclaimed (See 11 below)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
- ----------------------- ------- ------------------------------------------------
- --------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial ownership of all shares disclaimed by General Electric Capital Services Inc.
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          Not Applicable (See 11 above)
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
- --------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                  PAGE  6  OF 13  PAGES
- --------------------------------------------------------------------------------

- --------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          General Electric Company                                14-0689340
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                   (a) [ ]

                                                                   (b) [x]

- --------- ----------------------------------------------------------------------
   3      SEC USE ONLY
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          Not Applicable
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          New York
- --------- ----------------------------------------------------------------------
- ----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 Disclaimed (See 11 above)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                Disclaimed (See 11 above)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
- ----------------------- ------- ------------------------------------------------
- --------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          Beneficial ownership of all shares disclaimed by General Electric Company.
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          Not Applicable
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
- --------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                               PAGE 7  OF  13  PAGES
- --------------------------------------------------------------------------------

- --------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Snap! LLC                                                 74-2883162
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

                                                                      (b) [x]

- --------- ----------------------------------------------------------------------
   3      SEC USE ONLY
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          WC
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
- --------- ----------------------------------------------------------------------
- ----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 305,248
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                305,248
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
- ----------------------- ------- ------------------------------------------------
- --------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          305,248
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          2.8%**
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Common Stock and Class A Stock of the Issuer is 0.6%. The foregoing percentages are based upon the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                      PAGE  8  OF 13  PAGES
- --------------------------------------------------------------------------------

- --------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NBC-NTOP Holding, Inc.                                     13-4078683
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [x]
- ---------
- --------- ----------------------------------------------------------------------
   3      SEC USE ONLY
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          WC
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          California
- --------- ----------------------------------------------------------------------
- ----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,332,333
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                1,046,500
- ----------------------- ------- ------------------------------------------------
- --------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,637,581
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          24.1%**
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
- --------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Common Stock and Class A Stock of the Issuer is 5.5%. The foregoing percentages are based upon the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------

CUSIP No. 64108N106                            PAGE  9  OF  13  PAGES
- --------------------------------------------------------------------------------

- --------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          National Broadcasting Company Holding, Inc.            13-3448662
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                     (a) [ ]

                                                                     (b) [x]

- --------- ----------------------------------------------------------------------
   3      SEC USE ONLY
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          Not Applicable
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
- --------- ----------------------------------------------------------------------
- ----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 Disclaimed (See 11 below)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                Disclaimed (See 11 below)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                0
- ----------------------- ------- ------------------------------------------------
- --------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          Not Applicable (See 11 above)
- --------- ----------------------------------------------------------------------
- --------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
- --------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on August 9, 1999, (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share of Net2Phone, Inc., a Delaware corporation. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by GECEI, for and on behalf of, in addition to the Reporting Persons listed in the Schedule 13D, NBC-NTOP Holding, Inc. ("NBC-NTOP"). For purposes of this Amendment and any future amendments to the
Schedule 13D, NBC-NTOP shall be included in the definition "Reporting Persons". NBC-NTOP is a wholly-owned subsidiary of NBC. A new agreement among the Reporting Persons with respect to the filing of this Amendment and any further amendments to the Schedule 13D is attached hereto as Exhibit 1.

         NBC-NTOP is a California corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC-NTOP is a holding company.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC-NTOP are set forth on Schedule I attached hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 21, 1999, NBC contributed its ownership interests in the 1,041,500 shares of Class A Stock to NBC-NTOP.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         NBC-NTOP holds the shares in the ordinary course of business as an investment and not with the purpose or effect of changing the control of the issuer.

         Each of GECEI, NBC-NTOP, NBC, GE Capital and Snap intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

         In accordance with the rights granted under the Subscription Agreement, on September 21, 1999, Martin Yudkovitz ("Yudkovitz") was elected to the Board of Directors of the Issuer as a representative of NBC. In connection therewith, Yudkovitz entered into an agreement with NBC on even date therewith (the "Nominee Agreement") whereby Yudkovitz agreed to hold as a nominee of NBC all current and future stock options granted by the Issuer to Yudkovitz ("Director Options") in his capacity as a non-employee Board member of the Issuer. Pursuant to the Nominee Agreement Yudkovitz agreed to act upon the instructions of NBC with regard to such options. The Nominee Agreement is attached hereto as Exhibit 2.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the date hereof, NBC, GE Capital, GECEI and NBC-NTOP beneficially own in the aggregate 2,637,581 shares of Common Stock of the Issuer, (i) representing approximately 24.1% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999) and (ii) representing approximately 5.5% of the combined outstanding shares of Common Stock and Class A Stock of the Issuer (based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dared as of July 29, 1999).

         Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 6, GECEI and NBC-NTOP have entered into an arrangement with respect to the voting and disposition of the Class A Stock and Common Stock acquired under the Purchase Agreement, those acquired upon the exercise of the warrants acquired under the Purchase Agreement and the Director Options.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Issuer which the may be deemed to beneficially own.

         (c) Except as disclosed in Item 3 and Item 4 hereof, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the common stock of the Issuer during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

         Neither the filing of the Schedule 13D, this Amendment or any further amendments thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS, NBC Holding, or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3 and 4 are incorporated herein by reference.

         An agreement among the Reporting Persons with respect to the filing of this Amendment and any further amendments to the Schedule 13D is attached hereto as Exhibit 1.

         GECEI and NBC-NTOP have entered into an oral agreement, superseding the prior oral agreement between GECEI and NBC, with respect to the shares of Common Stock acquired under the Purchase Agreement, the warrants and the directed stock offering. Pursuant to the arrangement, GECEI and NBC-NTOP have agreed, with respect to the shares to share voting power with respect to all of such shares and to allocate sole dispositive power in the manner set forth on the cover pages of this Amendment.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc., General Electric Company, National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., NBC-NTOP Holding, Inc., and Snap! LLC, dated September 30, 1999.

Exhibit 2 Nominee Agreement by and between National Broadcasting Company, Inc. and Martin Yudkovitz, dated September 21, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 30, 1999

                                    GE CAPITAL EQUITY INVESTMENTS, INC.

                                    By:  /s/  Micheal B. Pralle
                                            Micheal B. Pralle
                                            President

                                    GENERAL ELECTRIC CAPITAL CORPORTION

                                    By:  /s/  Michael B. Pralle
                                            Micheal B. Pralle
                                            Vice President

                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:  /s/  Michael B. Pralle
                                            Michael B. Pralle
                                            Attorney-in-Fact*

                                    GENERAL ELECTRIC COMPANY

                                    By:  /s/  Michael B. Pralle
                                            Michael B. Pralle
                                            Attorney-in-Fact*

                                    NATIONAL BROADCASTING COMPANY, INC.

                                    By:  /s/  Mark Begor
                                            Mark Begor
                                            Executive Vice President


                                    NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                    By:  /s/ Mark Begor
                                           Mark Begor
                                           Vice President

                                    NBC-NTOP HOLDING, INC.

                                    By:  /s/ Mark Begor
                                            Mark Begor
                                            Vice President

                           SCHEDULE I TO SCHEDULE 13D

                        Filed by NBC-NTOP Holding, Inc.

                           PRESENT                              PRESENT
NAME                       BUSINESS ADDRESS                PRINCIPAL OCCUPATION

DIRECTORS:

Mark Begor                 30 Rockefeller Plaza            Director
                           New York, NY 10112

Richard Cotton             30 Rockefeller Plaza            Director
                                    New York, NY 10112

Thomas Rogers              30 Rockefeller Plaza            Director
                           New York, NY 10112

EXECUTIVE OFFICERS:

Thomas Rogers              30 Rockefeller Plaza            President
                           New York, NY 10112

Mark Begor                 30 Rockefeller Plaza            Vice President
                           New York, NY 10112

Exhibit 1
                             JOINT FILING AGREEMENT

                  This will confirm the agreement by and among all the undersigned that the Amendment filed on or about this date and any further amendments to the Schedule 13D with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.01 per share, of Net2Phone, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13D-1 (k) (1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 30, 1999

GE CAPITAL EQUITY INVESTMENTS, INC.                  NBC-NTOP HOLDING, INC.
By:  /s/  Micheal B. Pralle                       By:  /s/ Mark Begor
        Micheal B. Pralle                            Mark Begor
        President                                    Vice President

GENERAL ELECTRIC CAPITAL CORPORTION

By:  /s/  Michael B. Pralle
        Micheal B. Pralle
        Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:  /s/  Michael B. Pralle
        Michael B. Pralle
        Attorney-in-Fact*

GENERAL ELECTRIC COMPANY

By:  /s/  Michael B. Pralle
        Michael B. Pralle
        Attorney-in-Fact*

NATIONAL BROADCASTING COMPANY, INC.

By:  /s/  Mark Begor
        Mark Begor
        Executive Vice President

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:  /s/ Mark Begor
       Mark Begor
       Vice President



Exhibit 2
                                NOMINEE AGREEMENT



         THIS NOMINEE AGREEMENT is entered into as of September 21, 1999 , by and between NATIONAL BROADCASTING COMPANY, INC. ("NBC") and MARTIN YUDKOVITZ ("Yudkovitz").

                                    RECITALS

         WHEREAS, Yudkovitz has received an option, a copy of which is attached hereto as EXHIBIT A, to purchase 10,000 shares of the Common Stock of NET2PHONE, INC. ("Net2Phone") pursuant to the Net2Phone 1999 Non-Employee Directors' Stock Option Plan (the "Plan"), and Yudkovitz will automatically receive annual options under the Plan as long as he is serving as a non-employee director of Net2Phone (collectively the "Options");

         WHEREAS, Net2Phone has granted, and will grant, the Options to Yudkovitz in connection with his service to Net2Phone as a non-employee director;

         WHEREAS, Yudkovitz has provided, and will provide, such services to Net2Phone solely in his capacity as an employee of NBC and, accordingly, the Options are the property of NBC;

         WHEREAS, merely for convenience, Yudkovitz has acquired, and will acquire, legal title to the Options;

         WHEREAS, NBC wishes that Yudkovitz hold the Options merely as nominee for NBC; and

         WHEREAS, Yudkovitz agrees to hold the Options merely as nominee for NBC.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is acknowledged hereby, the parties hereto agree as follows:

                                    AGREEMENT

I. Yudkovitz agrees that he will hold the Options merely as nominee for NBC. Yudkovitz agrees that he has no discretionary duties with respect to the Options but must act only on explicit instructions of NBC. Yudkovitz agrees to act upon such instructions.

II. Yudkovitz agrees to hold the Options for convenience only and acknowledges that he will not have and agrees that he will not assert ownership of the Options (except in his capacity as an equity holder of NBC).

III. Yudkovitz agrees to fully account to NBC as to the Options.

IV. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, that all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

                                       NATIONAL BROADCASTING COMPANY, INC.

                                       By: /s/ Martin Yudkovitz
                                       ------------------------
                                       Name:  Martin Yudkovitz
                                       Title:  President of NBC Interactive







                                        /s/ Martin Yudkovitz
                                        --------------------
                                            MARTIN YUDKOVITZ